                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       --------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No._____ )*

                                 ImagicTV Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45247E 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               November 17, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


[_] Rule 13d-1(b)  [_] Rule 13d-1(c)  [X] Rule 13d-1(d)

                                Page 1 of 8 Pages

-------------------------                              -------------------------
CUSIP No. 45247E  10  7                13G                  Page 2 of 8 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Aliant Horizons Inc.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                               (b) [_]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Under Laws of Canada
--------------------------------------------------------------------------------
                                  5    SOLE VOTING POWER
        NUMBER OF
          SHARES                       7,209,749
                                ------------------------------------------------
       BENEFICIALLY               6    SHARED VOTING POWER
         OWNED BY
           EACH                        0
                                ------------------------------------------------
        REPORTING                 7    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        7,209,749
                                ------------------------------------------------
                                  8    SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,209,749
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      29.32

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP No. 45247E  10  7                13G                  Page 3 of 8 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Aliant Inc.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      Incorporated under the Laws of Canada

--------------------------------------------------------------------------------
                                  5    SOLE VOTING POWER
        NUMBER OF
          SHARES                       0
                                ------------------------------------------------
       BENEFICIALLY               6    SHARED VOTING POWER
         OWNED BY
           EACH                        0
                                ------------------------------------------------
        REPORTING                 7    SOLE  DISPOSITIVE POWER
          PERSON
           WITH                        0
                                ------------------------------------------------
                                  8    SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,209,749 shares through its direct interst in its affiliate, Aliant Horizons Inc.

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      29.32
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:
             ---------------

                Imagic TV Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             ------------------------------------------------

                One Brunswick Square, 14th Floor, P.O. Box 303, Saint John, NB, Canada, E2L 3Y2

Item 2(a).   Name of Person Filing:
             ----------------------

                Aliant Horizons Inc., and Aliant Inc.

                Aliant Horizons Inc. is a directly, wholly-owned subsidiary of Aliant Inc.

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             ------------------------------------------------------------

                Aliant Horizons Inc.
                One Brunswick Square, 18th Floor, P.O. Box 5030, Saint John, NB, Canada, E2L 4L4


                Aliant Inc.
                One Brunswick Square, 18th Floor, P.O. Box 5030, Saint John, NB, Canada, E2L 4L4

Item 2(c).   Citizenship:
             ------------

             Aliant Horizons Inc. is a corporation incorporated under the laws of Canada. Aliant Inc. is a corporation incorporated under the laws of Canada.

Item 2(d).   Title of Class of Securities:
             -----------------------------

             Common

Item 2(e).   CUSIP Number:
             -------------

             45247E  10  7

Item 3.      If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
             -----------------------------------------------------------------
             or (c), Check Whether the Person Filing Is a:
             ---------------------------------------------

             [  N/A  ]


Item 4.      Ownership.
             ----------

             Aliant Horizons Inc. has the sole power to direct the vote and the sole power to direct disposition of all of the common shares of Imagic TV Inc. owned by it. Aliant Inc. has the indirect power to direct the vote and to direct the disposition of the common shares of Imagic TV Inc. held by Aliant Horizons Inc. through their direct interest in Aliant Horizons Inc.

Filing Person           Interest in Shares    No. of Shares    # of  of Shares
--------------------------------------------------------------------------------
Aliant Horizon Inc.     100%                  7,209,749        29.32
Aliant Inc.             100%                  7,209,749        29.32

Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------

         [     N/A   ]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------

         [     N/A   ]


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         ---------------------------------------------------------

         [     N/A   ]


Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------

         [     N/A   ]


Item 9.  Notice of Dissolution of Group.
         -------------------------------

         [     N/A   ]


Item 10. Certifications.

         [     N/A   ]

EXHIBIT A         Joint Filing Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Date: February 13, 2001

                                    Aliant Horizons Inc.

                                    By:  /s/ Reid Parker
                                         ---------------------------------------
                                         Name: Reid Parker
                                         Title:  Treasurer

                                    By:  /s/ Manon Losier
                                         ---------------------------------------
                                         Name: Manon Losier
                                         Title: Legal Counsel and Assistant
                                                Corporate Secretary


                                    Aliant Inc.

                                    By:  /s/ Reid Parker
                                         ---------------------------------------
                                         Name: Reid Parker
                                         Title:  Treasurer

                                    By:  /s/ Manon Losier
                                         ---------------------------------------
                                         Name: Manon Losier
                                         Title: Legal Counsel and Assistant
                                                Corporate Secretary

                            Joint Filing Agreement



In accordance with Rule 13d-1 (f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments therto) with respect to the Common Shares of Imagic TV Inc., and further agree that this Joint Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 2001.


                                         Aliant Horizons Inc.

                                    By:  /s/ Reid Parker
                                         ---------------------------------------
                                         Name: Reid Parker
                                         Title: Treasurer

                                    By:  /s/ Manon Losier
                                         ---------------------------------------
                                         Name: Manon Losier
                                         Title: Legal Counsel and Assistant
                                                Corporate Secretary


                                         Aliant Inc.


                                    By:  /s/ Reid Parker
                                         ---------------------------------------
                                         Name: Reid Parker
                                         Title: Treasurer

                                    By:  /s/ Manon Losier
                                         ---------------------------------------
                                         Name: Manon Losier
                                         Title: Legal Counsel and Assistant
                                                Corporate Secretary